Last Updated: Tuesday, November 23

Tue, Nov 2, 2021

🐦 **Untapped Global** @UntappedGlobal
Sent Post

Tue, Nov 2, 2021 9:00 am

🔥 CAT'S OUT OF THE BAG! 🙌 Untapped's crowdfund kicks off today! 🚀 We're excited to launch our crowdfunding campaign on @Wefunder & offer #TheNest network 🤝 the opportunity to join the movement to democratize investing in #emergingmarkets. Join us! vimeo.com/584910445

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🐦 **Untapped Global** @UntappedGlobal
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Tue, Nov 2, 2021 1:30 pm

💵 $1,000,000 - Amount we are now opening up to #equityinvestors on @Wefunder

🤩 3 - Operating Partners signed to receive #SmartAssetFinancing

🛵 1 - E-bike in the hands of a rideshare driver in Mexico 🇲🇽 from our recent deal w/ @JoinFlexClub

Read more bit.ly/3nSFIcC pic.twitter.com/4jcKX16Rfb

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🐦 **Untapped Global** @UntappedGlobal
Sent Post

Tue, Nov 2, 2021 4:00 pm

"We have a historic opportunity to ride the wave of #digitization & bridge the financing gap for #SMEs in #frontiermarkets - a $5.2T untapped market that just needs the right kind of financing to explode" - @jimchu on why NOW is the right time to #invest in Africa 1/2 pic.twitter.com/Fcy84WIxGG

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Untapped Global @UntappedGlobal · Nov 2

Replying to @UntappedGlobal

📈 $1,050,000 - amount we've raised from 20 investors in just 34 days!

 13 - Operating Partners currently on the ground across 8 countries

🌍 20 - team members spread across Africa, Europe, USA and LATAM

🤑 10 - months to profitability

👉 Join us!

	wefunder.com
📄	Invest in Untapped Global: Investment platform for...
	Investment platform for SMEs in emerging markets

 1       1   



Untapped Global @UntappedGlobal · Nov 2

😍 To say thanks for being part of #TheNest network 🐣 from day one, we're giving our first supporters up to $200,000 an exclusive incentive! Read more and get on board! 💁🏾

	wefunder.com
📄	Invest in Untapped Global: Investment platform for...
	Investment platform for SMEs in emerging markets

 1       1   



Untapped Global @UntappedGlobal · Nov 2   ···

 Over the past 10 months, we have introduced an innovative investment model called Smart Asset Financing™ for emerging markets that provides flexible capital for fast-growing companies like @paga - @oviosu and @JoinFlexClub - @TruzBtold

> 📄 youtube.com
> **Bloomberg: Untapped Global Partners with Paga t...**
> Untapped Global, an investment company focused
> on emerging markets, announces a scale up of its ...

💬 1   ♻ 1   ♡ 2   ↥



Untapped Global @UntappedGlobal · Nov 2   ···

 So far, we've been able to make this investment opportunity available to accredited investors able to write big checks. Now, we want to make the opportunity to profitably invest in emerging markets available to anyone, anywhere! 🤝

🚀 Join us! 👉🏾

> 📄 wefunder.com
> **Invest in Untapped Global: Investment platform for...**
> Investment platform for SMEs in emerging markets

💬 1   ♻ 1   ♡ 2   ↥



Untapped Global @UntappedGlobal · Nov 2

🤓 Ask us anything! Want to learn more about how we're revolutionizing financing 💵 in #emergingmarkets? Join our team for our open information session this Friday November 5th at 8am PDT / 11am EDT / 4pm CET / 6pm EAT.

Register here:

ASK US ANYTHING!

A Q&A WITH THE UNTAPPED GLOBAL TEAM

FRIDAY, NOVEMBER 5TH 2021
8am PST | 3pm GMT | 6pm EAT

JOIN US! lu.ma/untappedqa

lu.ma
Untapped Global Q&A Session with Jim Chu - Zoom
Over the past ten months, Untapped Global has introduced an innovative investment model called Smart Asset Financing™ that …

    1

 **Untapped Global**
2,827 followers
3w

📈 $1,050,000: Amount raised by our first equity fundraise from 20 accredited investors in just 34 days.

🔥 💵 $1,000,000: Amount we are now opening up to equity investors around the world via crowdfunding on Wefunder.

😎 THREE: New Operating Partners signed to receive #SmartAssetFinancing from Untapped. Look out for our announcements introducing them soon...

🛵 ONE: Electric motorbike already in the hands of a rideshare driver in Mexico from our recent deal with FlexClub.

Read more! https://lnkd.in/dmB9r_qt

#MakeYourMoneyCount #createopportunity #financing #impactinvesting #emergingmarkets #crowdfunding



6 · 1 Comment

 **Untapped Global**
2,827 followers
3w



"We have a historic opportunity to ride the wave of #digitization, and bridge the financing gap for #SMEs in #frontiermarkets: a $5.2T untapped market that just needs the right kind of financing to explode."- Our founder, Jim Chu, speaks on why NOW 📊 is the right time to invest in Africa 🌍

👉 Now, we're making the opportunity to profitably invest in emerging markets like Africa available to anyone and everyone, anywhere! Join the movement 🚀.
https://bit.ly/3bf0Rb7

#MakeYourMoneyCount #CreateOpportunity #alternativefinancing #impactinvestment #emergingmarkets #crowdfunding



👍 11



Untapped Global
@UntappedGlobal

· · ·

We know that #Africa and other emerging markets are the future of profitable and impactful investing. That's why we're making the opportunity to invest in #emergingmarkets available to anyone, anywhere! Check out our @Wefunder and join the movement 🚀 🚀 bit.ly/3bfORb7





Untapped Global
2,827 followers
3w · Edited



😊 Congrats to Opibus on closing a $7.5M round, Sub-Saharan Africa's largest fundraise in #electricmobility! We're thrilled to be an equity investor in Opibus and play a role in revolutionizing e-mobility in Africa! https://lnkd.in/dwb3N-ae

Why is e-mobility so important to us at Untapped Global?

"Our #SmartAssetFinancing model makes e-mobility more affordable. Financing is the key, necessary piece of the puzzle for accelerating the transition to electric in Africa, from e-bikes to e-cars and charging stations" - Jim Chu, founder at Untapped Global

Find out more about how we are accelerating the transition to #electricvehicles in #emergingmarkets and join the movement! 👇 https://bit.ly/3bf0Rb7

#MakeYourMoneyCount #CreateOpportunity #alternativefinancing #investor #crowdfunding





Untapped Global
2,827 followers
3w

🤔 Why are we crowdfunding? 'An essential part of our vision is to make investing in emerging markets something that anyone can do. Investing in impactful, high-growth companies in Africa and Latin America is not just for rich "impact investors." It should be for anyone who wants to invest responsibly, for anyone who wants to take part in the high growth of emerging markets, and for those who want a more equitable future.

Read more https://lnkd.in/dQy-DdYW

.... and join the movement on Wefunder 🚀 https://lnkd.in/dcEUTJPi

#MakeYourMoneyCount #CreateOpportunity #alternativefinancing #impactinvestment #emergingmarkets #crowdfunding



Why We're Crowdfunding
medium.com

 **Untapped Global**
2,827 followers
3w



🤔 Curious about what #SmartAssetFinancing is and how we plan on reshaping profitable investing in #emergingmarkets? Visit our @wefunder campaign and join the movement! 🚀
🚀 https://bit.ly/3bf0Rb7

#crowdfunding #MakeYourMoneyCount #createopportunity #alternativefinancing #emergingmarkets #revenueshare



Invest in Untapped Global: Investment platform for SMEs in emerging markets |

wefunder.com

 **Untapped Global** @UntappedGlobal · Nov 4

Replying to @UntappedGlobal

An essential part of our vision is to make #investing in #emergingmarkets something that anyone, anywhere can do!🙌🏽 Visit our @Wefunder to learn more about how you can get involved and join the movement!! 🚀

 wefunder.com
Invest in Untapped Global: Investment platform for...
Investment platform for SMEs in emerging markets

　　　　　　 1　　　

 **Untapped Global**
2,827 followers
3w



🔥 1 day to go to our open information session! Want to learn more about how we're revolutionizing financing 💸 in #emergingmarkets, or why we're #crowdfunding our next $1M in equity? Join our team tomorrow Friday November 5th at 8am PDT/ 3pm GMT/ 6pm EAT! 🚀

Register here: https://lu.ma/untappedqa

#AskusAnything #MakeYourMoneyCount #CreateOpportunity #AlternativeFinancing #investor #emergingmarkets #crowdfunding

ASK US ANYTHING!

A Q&A WITH THE UNTAPPED GLOBAL TEAM

FRIDAY, NOVEMBER 5TH 2021
8am PST | 3pm GMT | 6pm EAT

JOIN US! lu.ma/untappedqa

Untapped Global Q&A Session with Jim Chu - Zoom
lu.ma





















the funding gap for small
businesses in developing markets
untapped_global
untapped_global We know that #Africa and other emerging markets are the future of profitable and impactful investing. That's why we're making the opportunity to invest in #emergingmarkets available to anyone, anywhere!
Check out our @Wefunder and join the movement 🚀 🚀 [Link in bio]
#MakeYourMoneyCount
#CreateOpportunity
#alternativefinancing #investor
#emergingmarkets #crowdfunding
2w
gasifyapp_ng Waow 🔥🙌
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NOVEMBER 4
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Untapped Global
2,827 followers
3w

🎴 Happening today! Don't miss our Q&A session with the Untapped team today at 8am PDT /3pm GMT/ 6pm EAT! Join us to learn more about how we're revolutionizing financing 💸 in emerging markets and why we're #crowdfunding our next $1M in equity! 🚀

Register to join Live: https://lu.ma/untappedqa

#MakeYourMoneyCount #CreateOpportunity #alternativefinancing #impactinvestment #emergingmarkets #crowdfunding



👍 2

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Untapped Global
2,827 followers
2w · 🌐

···

Thank you for joining us Victoria Melnikova! Indeed, the potential in #emergingmarkets is enormous - a $5.2T untapped opportunity! That's why we're making the opportunity to profitably invest in emerging markets like Africa available to anyone and everyone, anywhere

Join the movement! 🚀 https://lnkd.in/dyNdYAex



Victoria Melnikova · 2nd
BizDev and Product Leader at Evil Martians
2w · 🌐

A roundtable on transparency and decentralization of finances was one of the highlight of Web Summit 2021 for me. Jim Chu from Untapped Global and Laura Wallendal from Thesis were brilliant! Big thanks for such an awesome opportunity!

Food for thought: Emerging markets have truly untapped potential. Even more impact can be achieved if there is a certain degree of transparency attained via adopting crypto currencies or via data collection and analysis.

#finance #cryptocurrency #websummit2021



Untapped Global
2,827 followers
1w · 🌐

🙌 Feedback from our Q/A session last Friday! We raised $1,050,000 in our first equity fundraise from accredited investors in just 34 days. Now, we're giving everyone the opportunity to join the movement! Visit our **Wefunder** to find out more 🚀 🚀 **https://lnkd.in/dyNdYAex**

#MakeYourMoneyCount #CreateOpportunity #alternativefinancing #investor #emergingmarkets #crowdfunding

5/5



I believe in the mission and appreciate the opportunity to be included

Untapped Global Q&A Session with Jim Chu

luma°





Untapped Global
2,827 followers
1w · 🌐

'Finding ways to finance innovation and #SMEs in booming, rapidly-digitizing frontier markets will lead to a more equitable future, which means less conflict and more people and resources to solve our common challenges.' - Our Founder Jim Chu on the $5.2T Untapped opportunity in emerging markets. Read more https://lnkd.in/d63yEXdP

🚀 We raised $1,050,000 of our first equity fundraise from accredited investors in 34 days! Now, we're making the opportunity to profitably invest in emerging markets and create a more equitable future, available to anyone and everyone! Join the movement 👉 https://lnkd.in/dyNdYAex

#MakeYourMoneyCount #CreateOpportunity #alternativefinancing #investor #emergingmarkets #crowdfunding





Untapped Global @UntappedGlobal · Nov 9

Replying to @UntappedGlobal and @jimchu

🚀 We raised $1,050,000 of our first equity fundraise from accredited investors in 34 days! Now, we're making the opportunity to profitably invest in emerging markets available to anyone and everyone!
Join the movement 👉 wefunder.com/untappedglobal



       2

 **Untapped Global**
2,827 followers
1w · 🌐

"We at Untapped Global just closed a $1M equity raise! 🚀 We did it in a few weeks and could have continued & gotten our entire target $2M from accredited investors. But we didn't." Find out why! 🤓 https://lnkd.in/dQy-DdYW

#MakeYourMoneyCount #CreateOpportunity #alternativefinancing #investor #emergingmarkets #crowdfunding



Why We're Crowdfunding
medium.com · 2 min read

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Untapped Global
2,827 followers
1w • Edited • 🌐

Great read from our CEO Jim Chu -" "It's easy to look at companies emerging from 🌍 Africa as only serving the growing African market, but we shouldn't overlook the untapped potential of some of these companies to take their technology and business models to new markets outside of Africa."

Read more 👉 https://lnkd.in/di5bRuK4

The revolution of innovation in Africa and other emerging markets is a once-in-a-generation investment opportunity! Visit our Wefunder and find out how you can join the movement! https://lnkd.in/dyNdYAex

#CloudComputing #technology #entrepreneurship #innovation #investing #crowdfund



Cloud Computing is Leveling the Playing Field for Tech Entrepreneurs Everywhere
medium.com • 4 min read



Untapped Global
2,827 followers
1w • Edited • 🌐

"The beauty of #SmartAssetFinancing is that it's agile capital, flexible in its structure. It's a major innovation from Untapped Global, and a huge benefit to fast-moving startups like ours that are rethinking how asset financing should work." - Read more about our partnership with FlexClub in our interview with CEO and Co-founder Tinashe Ruzane https://bit.ly/3EWz781

Through Smart Asset Financing™ we are pioneering a new way to profitably and impactfully invest in emerging markets such as those in Africa and Latin America. Our vision is to reshape how financing is done in these markets so it's more inclusive, more scalable, and more profitable for all parties. Visit our Wefunder and join the movement! 🚀🚀 https://lnkd.in/dyNdYAex

#emobility #emobilityrevolution #electricvehicles #MakeYourMoneyCount #CreateOpportunity #alternativefinancing #investor #emergingmarkets #crowdfunding



An Interview with Tinashe Ruzane: Powering The First Electric Motorcycle Subscription in Mexico

medium.com • 5 min read

← **Tweet**

 **Untapped Global**   ...
@UntappedGlobal

We know that #Africa  & other emerging markets are the future of profitable and impactful investing. That's why we're making the opportunity to invest in #emergingmarkets available to anyone, anywhere! 🤩

Visit our @Wefunder and join the movement! 🚀🚀

> wefunder.com
> **Invest in Untapped Global: Investment platform for SMEs in...**
> Investment platform for SMEs in emerging markets

6:30 PM · Nov 11, 2021 · Sprout Social

3 Likes



Untapped Global
2,827 followers
1w · 🌐

😋 We hosted our first Q/A session with the Untapped team last week! In case you missed it, click to learn more about why we're #crowdfunding our next $1M, how we source the startups we invest in, and how you can join the movement!🚀 🚀
https://lnkd.in/dkj2NDcG

#MakeYourMoneyCount #CreateOpportunity #alternativefinancing #investor #emergingmarkets #crowdfunding



Untapped Global Q/A with Jim Chu
vimeo.com

👍 Jennifer Faust and 1 other



Untapped Global
2,827 followers
1w • 🌐

😄 Feedback from our Q/A session last Friday! We've been able to make this investment opportunity available to accredited investors. Now, we want to make the opportunity to profitably invest in emerging markets available to anyone, anywhere!

Visit our **Wefunder** and join the movement 🚀 **https://lnkd.in/dyNdYAex**

👇 Click the link to watch the Q/A session and learn more about why we're **#crowdfunding** our next $1M, and how we source the startups we invest in! **https://lnkd.in/dkj2NDcG**

#MakeYourMoneyCount #createopportunity #alternativefinancing #emergingmarkets

5/5

Great session...highly informative and very open.

Untapped Global Q&A Session with Jim Chu

luma˙

 **Untapped Global**
@UntappedGlobal

···

ICYMI, learn more about why we're crowdfunding, how we're reshaping profitable investing in #emergingmarkets, and how you can join the movement in our Q/A session with the Untapped team!
vimeo.com/645124835

#MakeYourMoneyCount #CreateOpportunity #alternativefinancing


vimeo.com
Untapped Global Q/A with Jim Chu
Over the past ten months, Untapped Global has introduced an innovative investment model called Smart Asset ...

11:20 AM · Nov 15, 2021 · Sprout Social

1 Like



Untapped Global
2,827 followers
6d · 🌐

Untapped is the globalization of what we started in Haiti. I created Untapped specifically to address the problems I saw in Haiti's aid and development effort in the aftermath of the 2010 earthquake — to empower people to help themselves.

We know that Africa, Latin America, and Southeast Asia are the future of profitable and impactful investing. Anyone already investing and building here knows how many lives can change for the better, if there was just enough money to do it...

'The money exists. The talent and potential exist. We are bridging the gap. Read more on the story behind Untapped from our Founder Jim Chu! https://lnkd.in/dwzktWzi

#alternativefinancing #MakeYourMoneyCount #CreateOpportunity #alternativefinancing #investor #emergingmarkets #crowdfunding



The Story Behind Untapped
medium.com · 3 min read

 **Untapped Global**
2,827 followers
4d · Edited · 🌐

Access to water for productive agricultural use is a challenge for smallholder farmers, who constitute the majority of producers in Sub-Saharan Africa. Untapped facilitates agricultural productivity by financing water ATMs for small-scale farmers like Alex Mwongela! 👨🏾‍🌾 Watch his story below!
https://lnkd.in/dniPHnqp

Through Smart Asset Financing™ we are pioneering a new way to profitably and impactfully invest in emerging markets and passionate entrepreneurs like Alex! Our vision is to reshape how financing is done in these markets so it's more inclusive, more scalable, and more profitable for all parties. Visit our Wefunder and join the movement! 🚀 🚀 https://lnkd.in/dyNdYAex

#financing #alternativefinancing #entrepreneurship #farming #agriculture #wateraccess #crowdfund #MakeYourMoneyCount #investing #investor



 **Untapped Global**
@UntappedGlobal

...

👉 Investing in impactful, high-growth companies in #Africa and #LatinAmerica is not just for rich "impact investors." It should be for anyone who wants to take part in the high growth of #emergingmarkets. Read more 👇 medium.com/untapped-insig... #crowdfund #digitalinvesting



medium.com
Why We're Crowdfunding
We at Untapped Global just closed a $1M equity raise. We did it in a few weeks and could have continued and gotten our entire target $2M...

4:20 PM · Nov 18, 2021 · Sprout Social

1 Retweet   **2** Likes



Untapped Global
2,827 followers
4d · 🌐

👉 Why are we crowdfunding? We believe that digital investing is the future! Investing in impactful, high-growth companies in Africa and Latin America is not just for rich "impact investors."

It should be for anyone who wants to take part in the high growth of emerging markets, and create a more equitable future! Learn more about why we're crowdfunding our next $1M and how you can get involved!🚀🚀
https://lnkd.in/dQy-DdYW

#MakeYourMoneyCount #CreateOpportunity #alternativefinancing #investor #emergingmarkets #crowdfunding



Why We're Crowdfunding
medium.com · 2 min read

👍 1

 **Untapped Global**
2,827 followers
2w • Edited • 🌐

"It's about creating connections and making sure those connections do something way beyond the initial investment" - Our CEO Jim Chu talks Untapped Global and what investing is all about at our  #SouthAfricaShowcase in May 👏 👏

An essential part of our vision is to make investing in #emergingmarkets something that anyone, anywhere can do! Visit our Wefunder to learn more about how you can get involved and join the movement!! https://lnkd.in/dyNdYAex

Wesgro Endeavor South Africa Invest Africa Ltd



Untapped Global's South Africa Showcase



 **Untapped Global**
2,827 followers
2w · Edited · 🌐

😊 Have you met our team? A diverse & talented bunch spread across #Africa, #Europe, the #US and #LatinAmerica  connected by our combined expertise, passion, energy and experience for democratizing investment in #emergingmarkets!

Want to learn more about how we're revolutionizing financing 💸 in emerging markets? or why we're #crowdfunding our next $1M in equity? Join our team for our open information session today Friday November 5th at 8am PDT / 3pm GMT / 6pm EAT.

Join us: https://lu.ma/untappedqa

#meettheteam #crowdfunding #MakeYourMoneyCount #createopportunity #alternativefinancing
Judy Cheptoo Anne Kimemia Kimali Muthoka Ayad Al-Izzi Caitlin Craig Lundie Strom Jim Chu Vincent Kienzler Mark Ochieng' Nicolas RUGARURA Dan Nolan Yvonne O. Okafor Kevin Mutemi James Moki Clay Crosby Hippolyte d'Ursel Simone Cacciotella Sandra Ponce de León Melissa Jun Rowley Cat George Fiona Nyawira Njagi (M-CIPR)





Untapped Global
2,827 followers
1w · 🌐

"Don't underestimate the power of data. In the next ten years, we will see a revolutionary shift in how we do financing." - Our Founder, Jim Chu speaking about inclusive finance for #emergingmarkets on the Web Summit stage.

Through our Smart Asset Financing™ investment model, we are pioneering a new way to profitably and impactfully invest in emerging markets such as those in #Africa and #LatinAmerica. Our vision is to reshape how financing is done in these markets and make it more inclusive, scalable, and profitable for all parties. Visit our Wefunder to learn more and join the movement! 🚀🚀
https://lnkd.in/dyNdYAex

#WebSummit2021 #alternativefinancing #MakeYourMoneyCount #CreateOpportunity #alternativefinancing #investor #emergingmarkets #crowdfunding



 **Untapped Global**
2,827 followers
5d · 🌐

👉 'If we can harness data and change how financing is done, we're going to include a lot more people in the financing world than are included currently' – our Founder Jim Chu speaking on inclusive finance for emerging markets at Web Summit.

We believe that digital investing is the future! Investing in impactful, high-growth companies in Africa and Latin America is not just for rich "impact investors." It should be for anyone who wants to take part in the high growth of emerging markets, and create a more equitable future!

Our vision is to reshape how financing is done in these markets and make it more inclusive, scalable, and profitable for all parties. Visit our Wefunder to learn more and join the movement! 🚀 🚀 https://lnkd.in/dyNdYAex

#WebSummit2021 #inclusivefinance #emergingmarkets #entrepreneurship #investing #digitalinvesting #CreateOpportunity




Jim Chu
Frontier market investing | The guy who goes first and flops
Jim Chu
Frontier market investing | The guy who goes first and flops
Followers 4,684
Drafts 2
Talks about #africa, #innovation, #angelinvesting, #emergingmarkets, and #entrepreneurship
Revenue-based financing works better for both investors and entrepreneurs of most kinds of businesses, esp. in emerging markets.
It doesn't displace venture equity, but is a non-dilutive complement to early-stage equity: capital intensive companies can scale their businesses without relying on expensive equity financing.
This is why it's our primary tool for financing SMEs in Africa.
Read up on it below in an article from Untapped Global 's Dan Nolan and benn by part of the movement by joining our crowdfunding here:
https://lnkd.in/g8wMg.JmT
https://lnkd.in/ggqu8vAR
Revenue Share and Impact: How Untapped Supports Entrepreneurs
Messaging


Jim Chu
Frontier market investing | The guy who goes first and flops
Jim Chu
Frontier market investing | The guy who goes first and flops
Followers 4,684
Drafts 2
Talks about #africa, #innovation, #angelinvesting, #emergingmarkets, and #entrepreneurship
This is what we do! Untapped Global makes profitable investing in emerging markets easy and rewarding. Any kind of investor, big and small, can be part of the movement. Watch the video and check out our crowdfunding page at https://lnkd.in/g8wMg.JmT
#AlternativeFinancing #MakeYourMoneyCount #CreateOpportunity #OwnYourFuture #emergingmarkets #investing #UntappedOpportunities
Lundie Strom Vincent Kienzler Cat George Melissa Jun Rowley Sandra Ponce de León Ayad Al-Izzi Fiona Nyawira Njagi (M-CIPR) Yvonne O. Okafor Caitlin Craig Dan Nolan Anne Kimemia Judy Cheptoo Clay Crosby
Kenya's
MVUAPAPI
But the game is changing.
Like
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Messaging


Jim Chu
Some have asked why we're crowdfunding.
We just closed $1M in equity investments from accredited investors. Wouldn't it have been easier to just raise another $1M (to hit our $2M target) from big checks from the same kind of investors?
We're doing an equity crowdfunding campaign because an essential part of our mission is to make investing in emerging markets something that anyone can do. We also believe that digital investing is the future of investing. The investment community has too long been dominated by country-club networks.
The winds are shifting, and many more Robin Hoods are coming on the scene to disrupt how we invest and give everyday people the opportunity to make the same returns as the wealthy.
We want to ride that wave and make it easy and rewarding for normal people around the world to invest in emerging markets.
THAT is why we are crowdfunding.
Read more below and join the movement on our WeFunder page:
https://lnkd.in/g6w4gJmT
#AlternativeFinancing #MakeYourMoneyCount
#CreateOpportunity #crowdfunding
#emergingmarkets #investing #UntappedOpportunities
https://lnkd.in/g3nqfRAD
Lundie Strom Vincent Kienzler Cat George Melissa Jun Rowley Sandra
Messaging



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John has applied to raise funding for **Company Name** on Wefunder and provided your name as a personal reference.

> *Quote goes here*

Wefunder has raised hundreds of millions for startups that later went on to raise over $5 billion in follow-on funding from venture capitalists.

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